UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

AMENDMENT No. 7

CNS RESPONSE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

12619C101
(CUSIP Number)

Walter Schindler
c/o SAIL Venture Partners LP
SAIL Capital Partners LLC
3161 Michelson Drive, Suite 750
Irvine, California  92612
(949) 398-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

_______________________
 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12619C101	SCHEDULE 13D	Page 2 of 21

1	NAMES OF REPORTING PERSONS:
SAIL Venture Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

1,175,752
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

1,175,752
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,175,752 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.17%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 3 of 21

1	NAMES OF REPORTING PERSONS:
SAIL Venture Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 4 of 21

1	NAMES OF REPORTING PERSONS:
SVP II XTREME POWER JOINT VENTURE, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

1,085,471
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

1,085,471
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,085,471 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.08%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 5 of 21

1	NAMES OF REPORTING PERSONS:
SAIL Venture Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 6 of 21

1	NAMES OF REPORTING PERSONS:
SAIL Venture Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 7 of 21

1	NAMES OF REPORTING PERSONS:
SAIL 2010 Co-Investment Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

943,956
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

943,956
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

943,956 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.94%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 8 of 21

1	NAMES OF REPORTING PERSONS:
SAIL 2010 Co-Investment Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 9 of 21

1	NAMES OF REPORTING PERSONS:
SAIL 2011 Co-Investment Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

434,189
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

434,189
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

434,189 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.43%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 10 of 21

1	NAMES OF REPORTING PERSONS:
SAIL 2011 Co-Investment Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 11 of 21

1	NAMES OF REPORTING PERSONS:
SAIL Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 12 of 21

1	NAMES OF REPORTING PERSONS:
SAIL Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

2,208,034
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

2,208,034
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,208,034 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.20%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 13 of 21

1	NAMES OF REPORTING PERSONS:
Walter L. Schindler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

2,208,034
	8	SHARED VOTING POWER:

3,639,368
	9	SOLE DISPOSITIVE POWER:

2,208,034
	10	SHARED DISPOSITIVE POWER:

3,639,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,847,402 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 14 of 21

1	NAMES OF REPORTING PERSONS:
F. Henry Habicht II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

3,639,368
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

3,639,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 15 of 21

This amendment to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D of SAIL Venture Partners, LP and SAIL Venture Partners, LLC filed with the Securities and Exchange Commission (the “SEC ”) on March 20, 2007, as amended and supplemented on July 8, 2009, August 31, 2009, October 20, 2010, November 5, 2010, February 28, 2011, November 28, 2012 (collectively, the “ Schedule 13D ”). Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “ Issuer ”).  The Issuer’s principal executive offices are located at 85 Enterprise, Suite 410, Aliso Viejo, CA 92656.

ITEM 2.	IDENTITY AND BACKGROUND

The reporting persons are SAIL Venture Partners, LP, a Delaware partnership (“ Sail Venture Partners ”), SAIL Venture Partners, LLC, a Delaware limited liability company (“ Sail Venture Partners, LLC ”), SAIL Venture Partners II, LP, a limited partnership (“ Sail Venture Partners II ”), SAIL Venture Partners II, LLC, a Delaware limited liability company (“ SAIL Venture Partners II, LLC ”), SAIL Venture Management, LLC, a Delaware limited liability company (“ Sail Venture Management ”) SAIL 2010 Co-Investment Partners, LP, a Delaware partnership (“ Sail 2010 Co-Investment ”), SAIL 2010 Co-Investment Partners GP, LLC, a Delaware limited liability company (“ Sail 2010 Co-Investment GP ”), SAIL 2011 Co-Investment Partners, LP, a Delaware limited partnership (“ Sail 2011 Co-Investment ”), SAIL 2011 Co-Investment Partners GP, LLC, a Delaware limited liability company (“ Sail 2011 Co-Investment GP ”), SAIL Capital Management, LLC, a Delaware limited liability company (“ Sail Capital Management ”), SAIL Holdings, LLC, a Delaware limited liability company (“ Sail Holdings ,” together with Sail Venture Partners, Sail Venture Partners, LLC, Sail Venture Partners II, Sail Venture Partners II, LLC, Sail Venture Management, Sail 2010 Co-Investment, Sail 2010 Co-Investment GP, Sail 2011 Co-Investment, Sail 2011 Co-Investment GP, and Sail Capital Management, the “ Sail Entities ”), Walter Schindler, an individual, (“ Schindler ”) and F. Henry Habicht II, an individual(“ Habicht ”).

Sail Venture Partners is a licensed small business investment company, investing in growth stage technology companies, and the address of the principal office of Sail Venture Partners is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.  The principal business of Sail Venture Partners, LLC, is to act as a general partner of Sail Venture Partners, and its address is the same as Sail Venture Partners.  Sail Venture Partners, LLC, as general partner of Sail Venture Partners, may be deemed to beneficially own the securities owned by Sail Venture Partners insofar as it has the power to direct the voting and disposition of such securities. The manager of Sail Venture Partners, LLC is Sail Venture Management. The principal business of Sail Venture Management is to act as the manager of Sail Venture Partners,

CUSIP No. 12619C101	SCHEDULE 13D	Page 16 of 21

LLC, and its address is the same as Sail Venture Partners, LLC. Sail Venture Management, as manager of Sail Venture Partners, LLC, may be deemed to beneficially own the securities owned by Sail Venture Partners, LLC insofar as it has the power to direct the voting and disposition of such securities. The managing members of Sail Venture Management are Schindler and Habicht (the “Sail Managing Members”). Each Sail Managing Member is a citizen of the United States. A unanimous vote of the Sail Managing Members is required to vote or dispose of the Company's securities held by Sail Venture Partners. Each of the Sail Managing Members is a venture capitalist. The principal business address of each of the Sail Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Sail Venture Partners II is a limited partnership, investing in growth stage technology companies, and the address of the principal office of Sail Venture Partners II is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.  The principal business of Sail Venture Partners II, LLC, is to act as a general partner of Sail Venture Partners II, and its address is the same as Sail Venture Partners II.  Sail Venture Partners II, LLC, as general partner of Sail Venture Partners II, may be deemed to beneficially own the securities owned by Sail Venture Partners II insofar as it has the power to direct the voting and disposition of such securities. The manager of Sail Venture Partners II, LLC, is Sail Venture Management. The principal business of Sail Venture Management is to act as the manager of Sail Venture Partners II, LLC, and its address is the same as Sail Venture Partners II, LLC. Sail Venture Management, as manager of Sail Venture Partners II, LLC, may be deemed to beneficially own the securities owned by Sail Venture Partners II, LLC insofar as it has the power to direct the voting and disposition of such securities. The managing members of Sail Venture Management are Schindler and Habicht (the “Sail II Managing Members”). Each Sail II Managing Member is a citizen of the United States. A unanimous vote of the Sail II Managing Members is required to vote or dispose of the Company's securities held by Sail Venture Partners II. Each of the Sail II Managing Members is a venture capitalist. The principal business address of each of the Sail II Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Sail 2010 Co-Investment is a limited partnership, investing in growth stage technology companies, and the address of the principal office of Sail 2010 Co-Investment is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The principal business of Sail 2010 Co-Investment GP is to act as general partner of Sail 2010 Co-Investment, and its address is the same as Sail Co-Investment. Sail 2010 Co-Investment GP, as general partner of Sail 2010 Co-Investment, may be deemed to beneficially own the securities owned by Sail 2010 Co-Investment insofar as it has the power to direct the voting and disposition of such securities. Sail Capital Management is the manager of Sail 2010 Co-Investment GP. The principal business of Sail Capital Management is to act as manager of Sail 2010 Co-Investment GP, and its address is the same as Sail 2010 Co-Investment GP. Sail Capital Management, as manager of Sail 2010 Co-Investment GP, may be deemed to beneficially own the securities owned by Sail 2010 Co-Investment GP insofar as it has the power to direct the voting and disposition of such securities.  The managing members of Sail Capital Management are Schindler and Habicht (the “Sail 2010 Managing Members”). A unanimous vote of the Sail 2010 Managing Members is required to vote or dispose of the Company's securities held by Sail 2010 Co-Investment. Each of the Sail 2010 Managing Members is a venture capitalist. The principal business address of each of the Sail 2010 Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

CUSIP No. 12619C101	SCHEDULE 13D	Page 17 of 21

Sail 2011 Co-Investment is a limited partnership, investing in early growth technology companies, and the address of the principal office of Sail 2011 Co-Investment is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The principal business of Sail 2011 Co-Investment GP is to act as general partner of Sail 2011 Co-Investment, and its address is the same as Sail Co-Investment. Sail 2011 Co-Investment GP, as general partner of Sail 2011 Co-Investment, may be deemed to beneficially own the securities owned by Sail 2011 Co-Investment insofar as it has the power to direct the voting and disposition of such securities. Sail Capital Management is the manager of Sail 2011 Co-Investment GP. The principal business of Sail Capital Management is to act as manager of Sail 2011 Co-Investment GP, and its address is the same as Sail 2011 Co-Investment GP. Sail Capital Management, as manager of Sail 2011 Co-Investment GP, may be deemed to beneficially own the securities owned by Sail 2011 Co-Investment GP insofar as it has the power to direct the voting and disposition of such securities.  The managing members of Sail Capital Management are Schindler and Habicht (the “Sail 2011 Managing Members ”). A unanimous vote of the Sail 2011 Managing Members is required to vote or dispose of the Company's securities held by Sail 2011 Co-Investment. Each of the Sail 2011 Managing Members is a venture capitalist. The principal business address of each of the Sail 2011 Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Sail Holdings is a limited liability company, investing in growth stage technology companies, and the address of the principal office of Sail Holdings is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The managing member of Sail Holdings is Schindler (Schindler, the Sail Managing Members, the Sail II Managing Members, the Sail 2010 Managing Members, the Sail 2011 Managing Members, collectively, the “Managing Members ”). Schindler is a venture capitalist. The principal business address of Schindler is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

During the last five years, neither the Managing Members, nor Sail Venture Partners, nor Sail Venture Partners, LLC, nor Sail Venture Partners II, nor SAIL Venture Partners II, LLC , nor Sail Venture Management, nor  Sail 2010 Co-Investment, nor Sail 2010 Co-Investment GP, nor Sail 2011 Co-Investment, nor Sail 2011 Co-Investment GP, nor Sail Capital Management, nor Sail Holdings, has been convicted in any criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information added in Item 4 below is hereby incorporated by reference and added to Item 3 of the Schedule 13D.

CUSIP No. 12619C101	SCHEDULE 13D	Page 18 of 21

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

SAIL Capital Partners LLC, SAIL Venture Partners LLC and affiliated entities (“SAIL Capital”) is filing this Schedule 13-D in order to disclose and communicate its purpose to change or influence the control of the issuer, including but not limited to working to cause a strategic sale of the issuer.  SAIL Capital plans to take affirmative actions to arrange introductions of strategic transactions for the issuer and otherwise to accelerate a strategic sale of the issuer.  SAIL Capital believes that the CNSO shares are undervalued in the market and that the Company has not been able to capitalize on vast opportunities that are available based on its technology, for example, geographical expansion into Canada, the United Kingdom, Australia, and Europe as well as expanding the strategic application its unique technology to the pharmaceutical industry.

The issuer’s unique technology is believed to be the most significant development in the recent history of psychiatric neuroscience, providing for the first time an objective scientific test for psychiatric medicine.  All 84 prior studies and current experience support the conclusion that the use of this technology can substantially lower the medical and insurance costs of mental health care while dramatically increasing the efficacy and accuracy of medical care and prescription drugs for all common mental conditions other than schizophrenia.  SAIL Capital believes that scientific studies and clinical trials demonstrate significant improvements in depression, PTSD and suicidality for those subjects treated in accordance with CNS’s proprietary “PEER” testing technology. There has been significant reduction in suicidal thinking of patients whose physicians follow the CNS/PEER test and recommendations; and substantial reductions in scores for Post-Traumatic Stress Disorder (PTSD) of treated subjects.

CNS Response Inc. ( ww.cnsresponse.com; trading symbol CNSO ) developed this unique proprietary technology (trademarked as “PEER”) as a breakthrough innovation in the treatment of mental health by directly and accurately correlating the pattern of an individual’s brain waves (derived from a standard reference EEG) to a large database in the cloud managed by a machine-learning algorithm that recommends for that individual a prescription drug or class of drugs, replacing trial and error treatment.

All 84 peer reviewed studies have demonstrated that the technology used by CNS results in doubling the effectiveness of treatment versus “trial and error,” which is the current standard of care for depression, PTSD and anxiety.  If deployed, this technology could dramatically reduce the incidence of suicide in the military and the police, including Special Forces, a large and significant problem in the US, Canada, Australia and the United Kingdom.

In a nutshell, the CNS test is the first large-scale, documented objective scientific test for use in psychiatric medicine.

CNS is believed to have the best online, patient-centered, continually updated database with over 37,000 outcomes (9,800 patients).

The widespread deployment of the CNS proprietary PEER test should result in reducing medical costs for mental health because the test is the only results-driven asset of medical mental health software intelligence that is programmed for accuracy, speed, and cost-effectiveness, resulting in both significantly improved patient outcomes and reduced waste in unnecessary or ineffective medications (and in the process dramatically reducing suicide risk among others).

This proven medical technology has broad application to all civilians in all countries and to most mental conditions and therefore has enormous implications for mental health treatment around the globe.

CUSIP No. 12619C101	SCHEDULE 13D	Page 19 of 21

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the information contained in Item 4 and in Rows (7) through (13) of the cover pages of this Amendment No. 6 for each of the Sail Entities, which are incorporated herein by reference.

(a)           As a result of (i) the issuance of October 2012 Bridge Notes with a conversion price of $0.04718 to the Sail Purchasers in the aggregate principal amount of $190,0000, (ii) the forfeiture by the Sail Purchasers of warrants to purchase 242,488 shares of Common Stock pursuant to the Consent Agreement, (iii) the adjustment of the conversion price of the October 2010 Notes and October 2011 Notes held by the Sail Purchasers to $1.00 and (iv) the grant of options to purchase 250,000 shares of Common Stock to the Sail Purchasers (which grant will have vested 3/36 within 60 days of December 19, 2012 and which is subject to stockholder approval), the Sail Entities beneficially owned the following securities of the Issuer as of July 7, 2014:

•
5,847,402 shares of Common Stock, representing a beneficial ownership percentage of approximately 5.82% based on 100,547,230 shares of Common Stock outstanding as of such date (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).

CUSIP No. 12619C101	SCHEDULE 13D	Page 20 of 21

•
Of the shares beneficially owned by the Sail Entities, it held (i) 5,847,402 of the Issuer’s outstanding shares of Common Stock, (ii) 50,640 shares issuable upon exercise of warrants and (iii) 117,097 shares issuable upon exercise of vested options granted to the Sail Entities.

(b)           The Sail Entities may be deemed to hold sole power to vote and to dispose of the 5,847,402 shares of Common Stock described in (a) above.

(c)           There have not been any transactions effected within the past sixty days.

(d)           No person other than the Sail Entities is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 6.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information added in Item 4 of this Amendment No. 6 is incorporated by reference herein.

Other than the arrangements discussed in Item 3 of the Schedule 13D and this Amendment No. 6, there are no other contracts, arrangements, understandings or relationships between the Sail Entities, Schindler, or Habicht and any other person, with respect to the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

CUSIP No. 12619C101	SCHEDULE 13D	Page 21 of 21

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2013	SAIL Venture Partners, LP, a Delaware limited partnership

/s/ Walter L. Schindler

By: Walter L. Schindler
Its: Manager